CIBC WORLD MARKETS CORP.
PIPER JAFFRAY & CO.
SG COWEN & CO., LLC
WACHOVIA CAPITAL MARKETS, LLC
c/o CIBC World Markets Corp.
111 South Calvert Street, 26th Floor
Baltimore, MD 21202

May 16, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mr. John Fieldsend

Re:	Citi Trends, Inc. Registration Statement on Form S-1 (File No. 333-123028)

Dear Ladies and Gentlemen:

     As representatives of the several underwriters (“Representatives”), we hereby join in the request of Citi Trends, Inc. (the “Company”) that the effective date of the above-referenced registration statement be accelerated so that it will become effective at 3:00 p.m. Washington, D.C. time, on Tuesday, May 17, 2005, or as soon thereafter as possible.

     Pursuant to Rule 460 of the Securities Act of 1933, as amended, we, as Representatives, wish to advise the Securities and Exchange Commission (the “Commission”) that the undersigned have effected, during the period from May 2, 2005 through the date hereof, the distribution of approximately 10,470 copies of the Preliminary Prospectus dated April 29, 2005 to prospective underwriters, institutional investors, dealers and others.

     Please provide a facsimile copy of the Commission’s order declaring the Registration Statement effective to Brian D. Sims, Esq. of DLA Piper Rudnick Gray Cary US LLP, facsimile number (410) 580-3244.

     The Commission is advised that the amount of compensation to be allowed or paid to the undersigned, to be disclosed in the final prospectus, will not exceed an amount that has been cleared with the National Association of Securities Dealers, Inc.

Securities and Exchange Commission
May 16, 2005

     The undersigned confirm that they have complied and will continue to comply with Rule 15c2-8 of the Securities and Exchange Act of 1934, as amended, in connection with the above-described offering.

Very truly yours,

CIBC WORLD MARKETS CORP. PIPER JAFFRAY & CO. SG COWEN & CO., LLC WACHOVIA CAPITAL MARKETS, LLC, as Representative of the Several Underwriters

		By:	CIBC GLOBAL MARKETS

		By:	/s/ Mark Goodman

Name: Mark Goodman
Title: Managing Director
cc:	R. Edward Anderson William F. Schwitter, Esq.